(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number 000-28139 NOTIFICATION OF LATE FILING

For Period Ended: January 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable

PART I

REGISTRANT INFORMATION

Blue Coat Systems, Inc.
Full name of registrant

Cache Flow Inc.
Former name if applicable

420 North Mary Avenue
Address of principal executive office (Street and number)

Sunnyvale, California 94085
City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Blue Coat Systems, Inc. (“Blue Coat” or the “Company”) is unable to file timely its quarterly report on Form 10-Q for its third quarter of fiscal 2007 ended January 31, 2007, because it has not completed the restatement of its financial statements relating to its historical practices in granting stock options.

On July 14, 2006, the Company announced that an independent committee comprised of certain members of the Company’s Board of Directors was conducting a review of the Company’s historical stock option granting practices since its initial public offering in November 1999. The independent committee was assisted by independent legal counsel and accounting experts.

Although the independent committee’s review was ongoing, the Company’s Board of Directors, with the concurrence of the independent committee, determined on September 7, 2006 that, pursuant to the requirements of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), the actual measurement dates for financial accounting purposes of certain stock options granted primarily during fiscal years 2000-2004 differed from the recorded grant dates of such awards. Consequently, new measurement dates for financial accounting purposes would apply to the affected awards, which would result in additional and material non-cash stock-based compensation expense. On September 7, 2006, the Company’s Board of Directors, with the concurrence of the independent committee, determined that the Company should restate its financial statements beginning in the fiscal year ended April 30, 2000 through the interim period ended January 31, 2006.

Upon the completion and audit of the restated financial statements, the Company expects to file its Form 10-K for the fiscal year ended April 30, 2006 and its Forms 10-Q for the quarters ended July 31, 2006, October 31, 2006 and January 31, 2007, respectively, with the Securities and Exchange Commission. The Company continues to work diligently to complete the restatement process and currently intends to file its Form 10-K for the fiscal year ended April 30, 2006, and its Forms 10-Q for the quarters ended July 31, 2006, October 31, 2006 and January 31, 2007, before March 30, 2007.

The Company currently believes that the majority of the additional non-cash expense will result from revisions to measurement dates for options granted in fiscal years 2000-2004. The changes in the affected measurement dates will cause non-cash stock-based deferred compensation charges to be recorded in future periods. The adjustments will not affect previously reported net revenue. The Company has incurred and expects to continue to incur significant legal and professional fees associated with the stock option review and the restatement process.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian NeSmith	(408) 220-2200
(Name)	(Area Code)(Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐  Yes    ☒  No

Form 10-K for the fiscal year ended April 30, 2006

Form 10-Q for the fiscal quarter ended July 31, 2006

Form 10-Q for the fiscal quarter ended October 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No (See explanation below)

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 8, 2007, the Company issued a press release announcing that its net revenue for the third fiscal quarter of 2007 ended January 31, 2007 was $47.1 million, which represented an increase of 32.6% compared to net revenue of $35.5 million for the third quarter of fiscal 2006 ended January 31, 2006, and an increase of 17.3% compared to net revenue of $40.2 million in the second quarter of fiscal 2007 ended October 31, 2006. Because the Company has not completed the restatement of its financial statements relating to its historical practices in granting stock options, the Company has not disclosed other financial information about its third quarter of fiscal 2007. Upon the completion and audit of the restated financial statements, the Company expects to file its Form 10-K for the fiscal year ended April 30, 2006 and its Forms 10-Q for the quarters ended July 31, 2006, October 31, 2006 and January 31, 2007, respectively, with the Securities and Exchange Commission. The Company continues to work diligently to complete the restatement process and currently intends to file its Form 10-K for the fiscal year ended April 30, 2006, and its Forms 10-Q for the quarters ended July 31, 2006, October 31, 2006 and January 31, 2007, before March 30, 2007.

* * * * * * * * *

Forward Looking Statements: Statements in this Notification of Late Filing on Form 12b-25 regarding Blue Coat Systems, Inc’s financial statements for prior periods and the possible conclusions or determinations to be made by the Board of Directors or the independent committee are forward-looking statements and are subject to the Safe Harbor provisions created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to, the final conclusions of the Board of Directors, the Audit Committee, the independent committee, and the Company’s independent public accountants concerning matters related to the company’s stock option grants.

Blue Coat Systems, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 12, 2007	By	/s/ Brian NeSmith
President and Chief Executive Officer